UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

J.CREW GROUP, INC.

(Name of Issuer)

J.CREW GROUP, INC.

CHINOS HOLDINGS, INC.

CHINOS ACQUISITION CORPORATION

TPG PARTNERS VI, L.P.

GREEN EQUITY INVESTORS V, L.P.

GREEN EQUITY INVESTORS SIDE V, L.P.

MILLARD S. DREXLER

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46612H402

(CUSIP Number of Class of Securities)

Jennifer L. O’Connor, Esq. Senior Vice President, General Counsel and Secretary J.Crew Group, Inc. 770 Broadway New York, NY 10003 (212) 209-2500	Ronald Cami, Esq. General Counsel TPG Capital, L.P 345 California Street, Suite 3300 San Francisco (415) 743-1500

Michael Gennaro Chief Operating Officer Leonard Green & Partners, L.P. 11111 Santa Monica Blvd., #2000 Los Angeles, CA 90025 (310) 954-0444	Millard S. Drexler c/o J.Crew Group, Inc. 770 Broadway New York, NY 10003 (212) 209-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott A. Barshay, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Daniel S. Sternberg, Esq. Matthew P. Salerno, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Alfred O. Rose, Esq. Julie H. Jones, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02119 (617) 951-7000

Jack H. Nusbaum, Esq. Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000		Howard A. Sobel, Esq. Jason H. Silvera, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,991,101,723	$213,265.55

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 63,934,844 shares of common stock (including restricted shares) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub (each, as defined in this Schedule 13E-3) on November 19, 2010, multiplied (2) by $43.50 per share (the “Per Share Merger Consideration”) and (B) (1) 8,307,717 shares of common stock underlying outstanding options of the Company as of November 19, 2010, multiplied by (2) the excess of the Per Share Merger Consideration over the weighted average exercise price of $18.23.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $213,265.55

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: J.Crew Group, Inc.

Date Filed: December 6, 2010

Introduction

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): J.Crew Group, Inc., a Delaware corporation (“J.Crew,” or the “Company”), the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction; TPG Partners VI, L.P., a Delaware limited partnership (“TPG VI”), Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”), Chinos Holdings, Inc., a Delaware corporation (“Parent”), Chinos Acquisition Corporation, a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Sub”) and Millard S. Drexler, Chairman and Chief Executive Officer of the Company.

This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of November 23, 2010, by and among Parent, Merger Sub and the Company, subsequently amended on January 18, 2011 by Amendment No. 1 to the Agreement and Plan of Merger (as amended, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by TPG VI, GEI V and GEI Side V.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On March 1, 2011, at the special meeting of the stockholders of the Company, the Company’s stockholders voted to adopt the Merger Agreement.

On March 7, 2011, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon the Merger each outstanding share of the Company Common Stock was converted into the right to receive $43.50 per share in cash, without interest and less any applicable withholding taxes, excluding (a) treasury shares owned by the Company, (b) shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, including shares of Company Common Stock contributed to Parent by certain directors and officers of the Company immediately prior to the Merger and (c) shares owned by stockholders who have exercised, perfected and not withdrawn a demand for, or lost the right to, appraisal rights under Delaware law. Upon the Merger, J.Crew became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, Company Common Stock ceased to trade on The New York Stock Exchange (“NYSE”) prior to the opening of trading on March 7, 2011 and became eligible for delisting from NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. The Company intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits.

(a)(1)	Proxy Statement of J.Crew Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 25, 2011 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Joint press release issued by J.Crew Group, Inc., dated November 23, 2010, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iii)	M. Drexler All-Associate E-mail, dated November 23, 2010, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iv)	M. Drexler Associate Voicemail Transcript, dated November 23, 2010, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(v)	M. Drexler Prepared Remarks for Town Hall Meeting, dated November 23, 2010, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vi)	Associate FAQ, dated November 23, 2010, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vii)	Investor Conference Call Script, dated November 23, 2010, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(viii)	Master Q&A, dated November 23, 2010, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(ix)	Talking Points for use with Investors/Analysts, dated November 23, 2010, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(x)	Talking Points for Senior Managers, dated November 23, 2010, incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(xi)	Press release issued by J.Crew Group, Inc., dated January 18, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(a)(2)(xii)	M. Drexler Associate Voicemail Transcript, dated January 18, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(a)(2)(xiii)	Letter to the Court of Chancery of the State of Delaware from plaintiffs, dated January 31, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 2, 2011.

(a)(2)(xiv)	Letter to the Court of Chancery of the State of Delaware from defendants, incorporated by reference to the Schedule 14A filed with the SEC on February 2, 2011.

(a)(2)(xv)	Investor Presentation dated February 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 15, 2011.

(a)(2) (xvi)	Press release issued by J.Crew Group, Inc., dated February 16, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 16, 2011.

(a)(2) (xvii)	Definitive additional materials issued by J.Crew Group, Inc., dated February 18, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 18, 2011.

(a)(2)(xviii)	Press release issued by J.Crew Group, Inc., dated February 22, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 23, 2011.

(a)(2)(xix)	Investor Presentation dated February 23, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 23, 2011.

(a)(2)(xx)	M. Drexler Associate Voicemail Transcript, dated February 23, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 23, 2011.

(a)(2)(xxi)	Definitive additional materials issued by J.Crew Group, Inc., dated February 25, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 25, 2011.

(b)(1)	Equity Commitment Letter, dated as of November 23, 2010, by and between Parent and TPG Partners VI, L.P.*

(b)(2)	Equity Commitment Letter, dated as of November 23, 2010, by and among Parent, Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.*

(b)(3)	Debt Commitment Letter, dated as of November 23, 2010, by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Inc. and Merger Sub.**

(c)(1)	Opinion of Perella Weinberg Partners LP, dated November 22, 2010, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated November 22, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.*

(c)(3)	Discussion Materials, dated October 4, 2010, of Goldman Sachs & Co. to TPG Capital, L.P.**

(c)(4)	Presentation Materials, dated October 25, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(5)	Presentation Materials, dated October 29, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(6)	Presentation Materials, dated November 1, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(7)	Presentation Materials, dated November 4, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(8)	Presentation Materials, dated November 9, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(9)	Presentation Materials (Presentation 1), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(10)	Presentation Materials (Presentation 2), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(11)	Presentation Materials, dated November 20, 2009, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(12)	Discussion Materials, dated May 20, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(13)	Presentation Materials, dated June 3, 2010, of Goldman, Sachs & Co. to Mr. Scully.***

(c)(14)	Discussion Materials, dated July 19, 2010, of Goldman, Sachs & Co. to Company management.***

(c)(15)	Discussion Materials, dated August 31, 2010, of Goldman, Sachs & Co. to Company management.***

(c)(16)	Discussion Materials, dated September 13, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(17)	Discussion Materials, dated September 23, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(18)	Discussion Materials, dated September 27, 2010, of Goldman, Sachs & Co. to TPG Capital, L.P.***

(d)(1)	Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, dated January 18, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3)	Rollover Commitment Letter, dated as of November 23, 2010, by and among Millard S. Drexler, the Drexler Trusts and Parent.*

(d)(4)	Cooperation Agreement, dated as of November 23, 2010, by and between Company and Millard S. Drexler, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2010.

(d)(5)	Interim Investors Agreement, dated as of November 23, 2010, by and among TPG Capital, L.P., Millard S. Drexler and the Drexler Trusts, incorporated by reference to Amendment No. 11 to the Schedule 13D filed by Millard S. Drexler with the Securities and Exchange Commission on November 26, 2010.

(d)(6)	Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and Millard S. Drexler, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	None.

*	Previously filed on December 6, 2010.
**	Previously filed on December 29, 2010.
***	Previously filed on January 20, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J.CREW GROUP, INC.

By:	/s/ JAMES S. SCULLY
James S. Scully
Chief Administrative Officer and Chief Financial Officer

Dated: March 10, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINOS HOLDINGS, INC.

By:	/s/ RONALD CAMI
Ronald Cami
Vice President

Dated: March 10, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINOS ACQUISITION CORPORATION

By:	/s/ RONALD CAMI
Ronald Cami
Vice President

Dated: March 10, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPG PARTNERS VI, L.P.

By:	TPG GenPar VI, L.P., its General Partner

By:	TPG GenPar VI Advisors, LLC, its General Partner

By:	/s/ RONALD CAMI
Ronald Cami
Vice President

Dated: March 10, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Michael Gennaro
Chief Operating Officer and Secretary

Dated: March 10, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN EQUITY INVESTORS SIDE V, L.P.

By:	GEI Capital V, LLC, its General Partner

By:	/s/ MICHAEL GENNARO
Michael Gennaro
Chief Operating Officer and Secretary

Dated: March 10, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MILLARD S. DREXLER

/s/ MILLARD S. DREXLER

Dated: March 10, 2011

EXHIBIT INDEX

(a)(1)	Proxy Statement of J.Crew Group, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 25, 2011 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Joint press release issued by J.Crew Group, Inc., dated November 23, 2010, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iii)	M. Drexler All-Associate E-mail, dated November 23, 2010, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(iv)	M. Drexler Associate Voicemail Transcript, dated November 23, 2010, incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(v)	M. Drexler Prepared Remarks for Town Hall Meeting, dated November 23, 2010, incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vi)	Associate FAQ, dated November 23, 2010, incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(vii)	Investor Conference Call Script, dated November 23, 2010, incorporated by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(viii)	Master Q&A, dated November 23, 2010, incorporated by reference to Exhibit 99.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(ix)	Talking Points for use with Investors/Analysts, dated November 23, 2010, incorporated by reference to Exhibit 99.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(x)	Talking Points for Senior Managers, dated November 23, 2010, incorporated by reference to Exhibit 99.10 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2010.

(a)(2)(xi)	Press release issued by J.Crew Group, Inc., dated January 18, 2011, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(a)(2)(xii)	M. Drexler Associate Voicemail Transcript, dated January 18, 2011, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 18, 2011.

(a)(2)(xiii)	Letter to the Court of Chancery of the State of Delaware from plaintiffs, dated January 31, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 2, 2011.

(a)(2)(xiv)	Letter to the Court of Chancery of the State of Delaware from defendants, incorporated by reference to the Schedule 14A filed with the SEC on February 2, 2011.

(a)(2)(xv)	Investor Presentation dated February 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 15, 2011.

(a)(2)(xvi)	Press release issued by J.Crew Group, Inc., dated February 16, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 16, 2011.

(a)(2)(xvii)	Definitive additional materials issued by J.Crew Group, Inc., dated February 18, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 18, 2011.

(a)(2)(xviii)	Press release issued by J.Crew Group, Inc., dated February 22, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 23, 2011.

(a)(2)(xix)	Investor Presentation dated February 23, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 23, 2011.

(a)(2)(xx)	M. Drexler Associate Voicemail Transcript, dated February 23, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 23, 2011.

(a)(2)(xxi)	Definitive additional materials issued by J.Crew Group, Inc., dated February 25, 2011, incorporated by reference to the Schedule 14A filed with the SEC on February 25, 2011.

(b)(1)	Equity Commitment Letter, dated as of November 23, 2010, by and between Parent and TPG Partners VI, L.P.*

(b)(2)	Equity Commitment Letter, dated as of November 23, 2010, by and among Parent, Green Equity Investors V, L.P. and Green Equity Investors Side V, L.P.*

(b)(3)	Debt Commitment Letter, dated as of November 23, 2010, by and among Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Inc. and Merger Sub.**

(c)(1)	Opinion of Perella Weinberg Partners LP, dated November 22, 2010, incorporated herein by reference to Annex C to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated November 22, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.*

(c)(3)	Discussion Materials, dated October 4, 2010, of Goldman Sachs & Co. to TPG Capital, L.P.**

(c)(4)	Presentation Materials, dated October 25, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(5)	Presentation Materials, dated October 29, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(6)	Presentation Materials, dated November 1, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(7)	Presentation Materials, dated November 4, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(8)	Presentation Materials, dated November 9, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(9)	Presentation Materials (Presentation 1), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(10)	Presentation Materials (Presentation 2), dated November 21, 2010, of Perella Weinberg Partners LP to the Special Committee of the Board of Directors of J.Crew Group, Inc.**

(c)(11)	Presentation Materials, dated November 20, 2009, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(12)	Discussion Materials, dated May 20, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(13)	Presentation Materials, dated June 3, 2010, of Goldman, Sachs & Co. to Mr. Scully.***

(c)(14)	Discussion Materials, dated July 19, 2010, of Goldman, Sachs & Co. to Company management.***

(c)(15)	Discussion Materials, dated August 31, 2010, of Goldman, Sachs & Co. to Company management.***

(c)(16)	Discussion Materials, dated September 13, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(17)	Discussion Materials, dated September 23, 2010, of Goldman, Sachs & Co. to Messrs. Scully and Haselden.***

(c)(18)	Discussion Materials, dated September 27, 2010, of Goldman, Sachs & Co. to TPG Capital, L.P.***

(d)(1)	Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 23, 2010, by and among J.Crew Group, Inc., Chinos Holdings, Inc. and Chinos Acquisition Corporation, dated January 18, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(d)(3)	Rollover Commitment Letter, dated as of November 23, 2010, by and among Millard S. Drexler, the Drexler Trusts and Parent.*

(d)(4)	Cooperation Agreement, dated as of November 23, 2010, by and between Company and Millard S. Drexler, incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 26, 2010.

(d)(5)	Interim Investors Agreement, dated as of November 23, 2010, by and among TPG Capital, L.P., Millard S. Drexler and the Drexler Trusts, incorporated by reference to Amendment No. 11 to the Schedule 13D filed by Millard S. Drexler with the Securities and Exchange Commission on November 26, 2010.

(d)(6)	Third Amended and Restated Employment Agreement, dated as of July 13, 2010, by and among the Company, J.Crew Operating Corp. and Millard S. Drexler, incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on September 3, 2010.

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Proxy Statement.

(g)	None.

*	Previously filed on December 6, 2010.
**	Previously filed on December 29, 2010.
***	Previously filed on January 20, 2011.